

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2013

Via E-mail
Irina Goldman
President
Maple Tree Kids, Inc.
119 Rockland Center, Suite 75
Nanuet, NY 10954

> **Re: Maple Tree Kids, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 13, 2013**
> **File No. 333-192093**

Dear Ms. Goldman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 19

1. We read your response to comment 8 of our letter dated December 4, 2013. It appears the dilution to new investors assuming the maximum amount of proceeds raised is approximately $.0124. Please advise us, or revise your calculations.

Liquidity and Capital Resources, page 23

2. We note your response to comment 10 in our letter dated December 4, 2013 and your disclosure that you anticipate meeting your future cash requirements though debt financing from your principal shareholder. Please disclose whether you currently have any agreements with your principal shareholder to provide such financing, written or unwritten. If you have any such agreements, please briefly describe the agreement in your prospectus. If you do not currently have any such agreements, please state this fact in your prospectus.

Executive Compensation, page 34

3. As applicable, please update the disclosure in this section to reflect the compensation paid to your named executive officer(s) in the fiscal year ended December 31, 2013. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney at (202) 551-3485, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Gary R. Henrie